

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2022

Mathieu Bonnet
Chief Executive Officer
Allego N.V.
Westervoortsedijk 73 KB
6827 AV Arnhem
The Netherlands

>   **Re: Allego N.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2021**
>   **Filed May 13, 2022**
>   **File No. 001-41329**

Dear Mathieu Bonnet:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
2021 versus 2020
Revenue, page 46

1.   Please quantify each factor cited so that investors may understand the magnitude of each. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and section 501.04 of our Codification of Financial Reporting Policies.

Cost of sales, page 47

2. You state the decrease in the cost per session was due to maintenance costs being divided over a larger number of chargers and sessions. Your accounting policy for cost of sales of charging sessions does not refer to maintenance costs. Please explain to us and disclose as appropriate the maintenance costs associated with charging sessions and revise your accounting policy disclosure as appropriate.

Notes to Consolidated Financial Statements
Note 2.7 Summary of Significant Accounting Policies
Note 2.7.3 Cost of sales, page F-21

3. It appears charging equipment and charging infrastructure you own are integral to the generation of charging session revenue. Please explain to us your rationale for not including depreciation of these in cost of sales of charging sessions.

4. You disclose service revenue from operation and maintenance ("O&M") services of charging equipment owned by customers is recognized over time. You also disclose cost of sales related to the O&M contracts is recognized in the period in which the related revenue is recognized. Please explain to us why these costs are not recognized as incurred since the associated revenue is recognized over time.

Note 4. Segmentation, page F-41

5. You disclose the Group has one operating segment which also is its only reporting segment and "Adjusted EBITDA" is only provided on a consolidated basis. Please explain to us how your presentation of Adjusted EBITDA in the notes to the financial statements complies with IFRS 8 and is consistent with the core principle of this IFRS.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services